Eurasian Minerals Inc. NEWS RELEASE

EMX Reports Drill Results of 11.1 Meters Averaging 7.82% Lead, 5.92% Zinc, and 419.74 g/t
Silver for the Balya Royalty Property in Turkey

Vancouver, British Columbia, August 11, 2011 (TSX Venture: EMX) – Eurasian Minerals Inc. (the “Company” or “EMX”) is pleased to announce 2011 drill program results from the Balya royalty property in Turkey. The owner and operator of Balya, Dedeman Madencilik San ve Tic. A.S. (“Dedeman”), reports drill results that include an intercept of 11.1 meters averaging 7.82% lead, 5.92% zinc, and 419.74 g/t silver, including a 2.0 meter sub-interval of 20% lead, 30% zinc and 1,230 g/t silver. Dedeman has submitted an application to the General Directorate of Mining to convert the Balya license from exploration to exploitation status as a further step in advancing the property towards production.

2011 Balya Drill Program. Dedeman’s 2011 core program is focused on further extending and in-fill drilling the Hastanetepe zone, with three rigs currently operating on the property. A table of select lead-zinc-silver mineralized intervals is given below, with complete results from this year’s first eighteen holes available at www.eurasianminerals.com.

Drill No		From (m)	To (m)	Interval*	Pb %**	Zn %**	Ag g/t	Comments
DB-48	including	87.8	91.5	3.7	3.17	3.01	58.78	Fan of drill holes that in- fills Hastanetepe Zone to the southeast.
		87.8	88.8	1.0	10.25	8.24	187.00
	including	144.5	147.0	2.5	0.80	6.35	35.00
		144.5	145.5	1.0	1.80	14.15	81.80
	including	159.0	175.6	16.6	0.44	1.83	7.90
		174.0	175.6	1.6	2.92	0.53	44.30
DB-48B	including	132.0	136.0	4.0	3.66	1.36	37.45
		135.0	136.0	1.0	5.83	4.19	54.70
	including	148.0	157.4	9.4	1.97	3.38	28.43
		149.5	151.2	1.7	4.47	5.11	69.00
		162.0	163.6	1.6	1.23	1.18	14.70
DB-48C	including	135.0	139.2	4.2	10.74	12.06	204.52
		136.2	137.8	1.6	16.60	24.20	327.00
	including	153.3	156.0	2.7	5.75	5.24	74.44
		153.3	153.8	0.5	21.40	22.90	288.00
DB-50A		125.5	134.3	8.8	4.23	0.05	45.98	From fan of three holes that in-fills Hastanetepe Zone to the northwest.
		141.0	143.9	2.9	4.80	0.22	106.39
		194.0	196.0	2.0	2.32	0.20	26.60
DB-51A		102.9	108.0	5.1	4.10	1.24	51.03	From fan of three holes that in-fills Hastanetepe Zone to the northwest.
	including	112.5	120.0	7.5	4.85	1.11	60.00
		112.5	114.0	1.5	10.30	0.10	127.00
	including	123.0	131.2	8.2	2.42	2.46	28.52
		129.0	131.2	2.2	3.57	9.03	42.20
		133.8	135.0	1.2	0.87	7.42	16.20
DB-53A	including including	139.2	150.3	11.1	7.82	5.92	419.74	From fan of three holes that in-fills Hastanetepe Zone to the northwest and extends the zone to the northeast.
		139.2	141.2	2.0	20.00	30.00	1230.00
		143.0	144.5	1.5	20.00	0.25	1240.00
	including including	155.0	175.0	20.0	4.66	1.49	70.69
		155.0	157.0	2.0	11.40	2.51	247.00
		170.0	172.0	2.0	18.15	2.03	190.00
	including	179.0	202.0	23.0	4.79	3.82	80.09
		185.5	187.0	1.5	15.60	13.50	183.00

* True width estimated at 70-90% of reported interval.
**Overlimit re-assays for lead (20% Pb) and zinc (30% Zn) currently in progress.

Suite 501 – 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada
Tel: (604) 688-6390 Fax: (604) 688-1157
www.eurasianminerals.com

This year’s drill results continue to confirm the continuity and tenor of the high-grade lead-zinc-silver mineralization at the Hastanetepe zone. Hastanetepe is a shallowly dipping, 300 by 300 meter zone that occurs from depths of 10-20 meters to 200-300 meters as multiple stacked horizons of lead-zinc-silver mineralization hosted in limestones and dacites. The zone remains open for extension along strike, down dip, and to depth. In addition, Dedeman plans to drill test a second zone 650 meters south of Hastanetepe later this year. This southern zone was intersected in 2008 with a fan of five reconnaissance holes (DB-29, DB-29A-D) that included an intercept of 8 meters averaging 7.77% lead, 3.47% zinc, and 43.39 g/t silver (see Company news release dated December 5, 2008).

Balya Overview. EMX retains a 4% net smelter royalty on the Balya property (see Company news release dated November 14, 2006), which occurs in the historic Balya lead-zinc-silver mining district of northwestern Turkey. Since acquiring the property from EMX in 2006, Dedeman has drilled 113 holes totaling 21,676.3 meters. Dedeman, a privately-held Turkish company, is internally reviewing the property’s potential as a small scale (i.e., on the order of 500 tonnes per day) underground mining operation. As a key step in advancing the project from exploration to production, Dedeman has submitted an application to convert the Balya exploration license to an exploitation license. Dedeman is a leading Turkish mining company, with active operations that produce lead, zinc, silver, and over four percent of the world's chrome ore.

Comments on Sampling, Assaying, and QA/QC. Dedeman’s drill samples were collected in accordance with industry best practices that follow guidelines taken from EMX’s internal sampling and

QA/QC procedures. Samples were submitted to the ISO 9001:2000 and 17025:2005 accredited ALS Chemex laboratory in Vancouver, Canada for analysis. Silver and base metal analyses were determined by four acid digestion and ICP MS/AES techniques. Overlimit analyses for lead (Pb > 20%) and zinc (Zn > 30%) are performed by volumetric titration techniques. Dedeman performs routine QA/QC analysis on assay results, including the utilization of certified reference materials, blanks, and duplicate samples.

EMX is exploring and investing in a first class mineral property and royalty portfolio in some of the most prospective, but under-explored mineral belts of the world.

Dr. Mesut Soylu, P.Geo., a Qualified Person as defined by National Instrument 43-101 and consultant to the Company, has reviewed and verified the technical information contained in this news release.

For further information contact:

David M. Cole	Valerie Barlow
President and Chief Executive Officer	Corporate Secretary
Phone: (303) 979-6666	Phone: (604) 688-6390
Email: dave@eurasianminerals.com	Email: valerie@eurasianminerals.com
Website: www.eurasianminerals.com

Neither TSX Venture Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statement

Some of the statements in this news release contain forward-looking information that involves inherent risk and uncertainty affecting the business of Eurasian Minerals Inc. Actual results may differ materially from those currently anticipated in such statements.

Suite 501 – 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada
Tel: (604) 688-6390 Fax: (604) 688-1157
www.eurasianminerals.com